UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 14, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Strategic Collaboration Framework Agreement with
Clalit Health Services – Clalit Research Institute Ltd.
and Mor Research Applications Ltd.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Today, March 14, 2012, XTL Biopharmaceuticals, Ltd. (the “Company”) announced that it entered into a strategic collaboration framework agreement with Clalit Health Services – Clalit Research Institute Ltd. (the “Institute”) and Mor Research Applications Ltd., the technology transfer office of Clalit Health Services (“Mor”). Pursuant to the agreement, the Institute will provide the Company the right to receive content based on data which originates from a database of the Institute in connection with technologies that stem from inventions and patents of Clalit Health Services’ physicians. The contents of the specific projects (“Project” or “Projects”) shall be agreed upon by the Company, the Institute and Mor in advance in writing.

The Company, in consideration for the above, shall pay the Institute the cost of its activity in the collaboration framework of any Project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

The agreement may be terminated by a one hundred and eighty (180) day written notice by each of the parties, subject to having completed all mutual active Projects.

According the Company, access to data through this agreement will enable the Company to evaluate safety and efficacy data of technologies in development as well as technologies where development has not yet commenced.

As of the date of this report, the Company has the rights to two technologies that were in-licensed from Mor: rHuEPO for the treatment of multiple myeloma blood cancer, and SAM-101 for the treatment of psychotic patients. The Company is preparing for the implementation of its rHuEPO phase 2 clinical trial for the treatment of multiple myeloma cancer patients. In addition, the Company has the exclusive rights for SAM-101, which is based on the combination of existing anti-psychotics together with a known medicinal compound for the treatment of anti-psychotic patients with a focus on schizophrenia, and has successfully completed a phase 2a in Israel.

Respectfully,

XTL Biopharmaceuticals Ltd.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 14, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer